FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 12, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On March 31, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that Dr. Gary Lask, a nationally acclaimed Dermatologist, clinical professor and Director of Dermatologic Surgery at the Dermatology Laser School at the David Geffen School of Medicine at UCLA (as well as member of 8 professional societies affiliated with the medical aesthetics field) has accepted a one year appointment as Director of the Medical Advisory Board of Syneron Ltd. Serving with him on the Medical Advisory Board are Dr. Neil Sadick, Dr. Tina Alster, Dr. George Hurza, Dr. Jerome Garden, Dr. Macrene Alexiades-Armenakas, Dr. Stan Kovak and Dr. David Goldberg, all leading specialists in the field of medical aesthetics

As Director of Syneron’s Medical Advisory Board, Dr. Lask will be in charge of ongoing scientific and clinical counsel, ensuring constant development of Syneron’s non-invasive, non-surgical ELOSTM technology.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated March 31, 2005, titled "Gary Lask M.D. Named Director of Syneron's Medical Advisory Board"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: April 12, 2005